Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement Nos. 333-157386 and 333-157386-01

CitiFirst PERFORMANCE

OFFERING SUMMARY

(RELATED TO THE PRICING SUPPLEMENT NO. 2010-MTNDD476, SUBJECT TO COMPLETION, DATED JANUARY 15, 2010,

PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Buffer Notes Based Upon

the iShares® MSCI Emerging Markets Index Fund Due 2011

$10,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

General

■

The Notes are designed for investors who seek potential enhanced upside participation in any increase in the price of the shares of the iShares® MSCI Emerging Markets Index Fund (the “Underlying Asset”) during the term of the Notes , subject to a maximum total return on the Notes of 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. The Notes offer protection against a decline of 10% or less in the price of the Underlying Asset. However, investors will lose some, and up to 90%, of their principal if the Underlying Asset declines by more than 10%.

■	The Notes are not principal protected and do not pay periodic interest.

■	The Notes mature on , 2011.

■	The Notes will be issued in denominations of $10,000 and integral multiples of $10,000 in excess thereof. The minimum investment amount will be $100,000.

■	The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

■	The Notes are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

■	Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and prospectus in that registration statement (File No. 333-157386) and the other documents Citigroup Funding and Citigroup Inc. have filed with the SEC for more complete information about Citigroup Funding, Citigroup Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

January 15, 2010

Preliminary Terms

Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the Notes are not principal protected, you may receive a payment at maturity with a value less than the amount you initially invest.
Principal Protection:	None. At maturity you could receive an amount less than your initial investment in the Notes.
Pricing Date:	February , 2010 (expected to price on or about February 2, 2010).
Settlement Date:	Approximately 3 Business Days after the Pricing Date.
Valuation Date:	Approximately 3 Business Days prior to the Maturity Date.
Maturity Date:	Approximately 1.5 years after the Settlement Date.
Issue Price:	$10,000 per Note.
Minimum Investment Amount:	$100,000.
Underlying Asset:	Shares of the iShares® MSCI Emerging Markets Index Fund (NYSE Arca: “EEM”)
Payment at Maturity:	For each $10,000 Note, $10,000 plus a Note Return Amount, which may be positive, zero or negative.
Note Return Amount:

•      If the Fund Percentage Change is positive, the Note Return Amount will be positive and will equal:

$10,000 × Fund Percentage Change × Upside Participation Rate,

subject to the maximum total return on the Notes.

The Upside Participation Rate will equal 200%. Because the maximum total return on the Notes is limited to 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes, in no circumstance will the amount you receive at maturity exceed $11,800 to $12,200 (to be determined on the Pricing Date) per Note.

•      If the Fund Percentage Change is from and including 0% to and including –10%, the Note Return Amount will be zero and the amount you receive at maturity will be $10,000 per Note.

•      If the Fund Percentage Change is less than –10%, the Note Return Amount will be negative and will equal:

$10,000 × (Fund Percentage Change + 10%).

Buffer Value:	10%.
Fund Percentage Change:	The Fund Percentage Change will equal the following fraction, expressed as a percentage: Ending Price - Starting Price Starting Price
Starting Price:	The closing price of the iShares® MSCI Emerging Markets Index Fund shares on the Pricing Date.
Ending Price:	The closing price of the iShares® MSCI Emerging Markets Index Fund shares on the Valuation Date.
Upside Participation Rate:	200%.
Listing:	We will not apply to list the Notes on any exchange.

Purchase Price and Proceeds to Issuer:		Per Note	Total
	Public Offering Price:	$10,000.00
	Underwriting Discount (including the Sales Commission described below):	$140.00
	Proceeds to Citigroup Funding Inc.:	$9,860.00
Sales Commission Earned:	Up to $140 per Note for each Note sold by Citigroup Global Markets Registered Representative.
Calculation Agent:	Citigroup Global Markets Inc.
CUSIP:	17308CNH5.

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the Notes, will receive an underwriting fee of up to $140 for each $10,000 Note sold in this offering. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $140 for each Note they sell. Additionally, it is possible that Citigroup Global Markets may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” below for more information.

ADDITIONAL TERMS

This offering summary represents a summary of the terms and conditions of the Notes. It is important for you to consider the information contained in the applicable pricing supplement, the prospectus supplement and prospectus, before making your decision to invest in the Notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

¡	Pricing Supplement, Subject to Completion, filed on January 15, 2010:

http://www.sec.gov/Archives/edgar/data/831001/000119312510006884/d424b2.htm

¡	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

¡	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

SELECTED PURCHASE CONSIDERATIONS

•

Limited Enhanced Upside Participation. — If the Ending Price of the Underlying Asset is greater than its Starting Price, at maturity you will receive for each Note you then hold the $10,000 principal amount per Note plus a Note Return Amount equal to the product of (i) $10,000 and (ii) the Fund Percentage Change and (iii) 200%, subject to a maximum total return on the Notes of 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. Therefore, in no circumstance will the payment you receive at maturity be more than $11,800 to $12,200 (to be determined on the Pricing Date).

•

Limited Downside Protection. The Notes offer protection against a decline of 10% or less in the price of the Underlying Asset. If the price of the Underlying Asset decreases by less than 10% from the Pricing Date to the Valuation Date, the Note Return Amount will be zero and the maturity payment will equal the $10,000 principal amount per Note.

•

No Principal Protection. While the Notes provide limited protection against the decline in the price of the Underlying Asset, the Notes are not principal protected. If the price of the Underlying Asset decreases by more than 10% from the Pricing Date to the Valuation Date, at maturity you will receive for each Note you then hold the $10,000 principal amount per Note plus a Note Return Amount equal to the product of (i) $10,000 and (ii) the sum of (x) the Fund Percentage Change (which will be negative) and (y) 10%. Thus, if the price of the Underlying Asset decreases by more than 10%, the Note Return Amount will be negative and the amount you receive at maturity will be less than $10,000 per Note.

•

Description of the iShares® Emerging Markets Index Fund Shares. Unless otherwise stated, all information on the Underlying Asset, the iShares® Emerging Markets Index Fund and the MSCI Emerging Markets Index provided in this offering summary is derived from publicly available sources and other sources we believe to be reliable. The Underlying Asset is issued by the iShares® MSCI Emerging Markets Index Fund, one of numerous separate investment portfolios called “funds,” which make up iShares, Inc., a registered investment company. The iShares® MSCI Emerging Markets Index Fund seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities in emerging markets, as represented by the MSCI Emerging Markets Index. The iShares® MSCI Emerging Markets Index Fund uses a “representative sampling” strategy to try to track the MSCI Emerging Markets Index, which means it invests in a representative sample of securities in the MSCI Emerging Markets Index, which have a similar investment profile as the MSCI Emerging Markets Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the MSCI Emerging Markets Index. The MSCI Emerging Markets Index is a capitalization-weighted index that was developed as an equity benchmark for international stock performance and is designed to measure equity market performance in the global emerging markets. It was launched on April 7, 2003. The MSCI Emerging Markets Index adjusts the market capitalization of index constituents for free float and targets for index inclusion 85% of free float-adjusted market capitalization in each industry group, within each country. However, the MSCI Emerging Markets Index does not reflect the payment of dividends on the stocks included in it. Current information regarding the market value of the MSCI Emerging Markets Index is published daily by MSCI Barra on its website. For more detailed description of the iShares® Emerging Markets Index Fund and the MSCI Emerging Markets Index, see “Description of the iShares® MSCI Emerging Markets Index Fund” and “Description of the MSCI Emerging Markets Index” in the accompanying pricing supplement related to this offering.

•

Certain U.S. Federal Income Tax Considerations. The following summarizes certain federal income tax considerations for U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below that are initial holders of the Notes and that hold the Notes as capital assets.

For U.S. federal income tax purposes, the Notes generally should be treated as a cash-settled prepaid forward contract, subject to a floor, on the value of the Underlying Asset on the Valuation Date, pursuant to which forward contract, at maturity the U.S. Holder will receive the cash value of the Underlying Asset subject to certain adjustments. The amounts invested by a U.S. Holder should be treated as a cash deposit that will be used to satisfy the holder’s obligation under the Note. Thus a U.S. Holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Under the above characterization, at maturity or upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount the U.S. Holder receives and the holder’s tax basis in the Notes. Subject to the discussion below regarding the possible characterization of some gains as ordinary income under Section 1260 of the Internal Revenue Code of 1986 (“Section 1260”), such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition. Although the matter is not clear, it is possible that a portion of long-term capital gains realized by you in respect of the Notes could be recharacterized as ordinary income (and therefore as ineligible for preferential tax rates) and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. This possibility arises from the fact that the Notes are likely to constitute a “constructive ownership” transaction within the meaning of Section 1260.

No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. Accordingly, a prospective investor (including a tax-exempt investor) in the Notes should consult his or her tax advisor in determining the tax consequences of an investment in the Notes, including the application of State, Local or other tax laws and the possible effects of changes in Federal or other tax laws.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requests public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the Notes. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

In addition, legislation has been introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with a term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

Any capital gain realized by a holder that is not a U.S. person (“Non-U.S. Holder”) upon the sale or other disposition of the Notes should not be subject to U.S. federal income tax if:

—	such gain is not effectively connected with a U.S. trade or business of such holder, and

—

in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the Notes.

You should refer to the accompanying pricing supplement related to this offering for additional information relating to U.S. federal income tax and should consult your own tax advisors to determine tax consequences particular to your situation.

RISK FACTORS RELATING TO THE NOTES

An investment in the Notes involves significant risks. While some of the risk considerations are summarized below, please review the “Risk Factors” section of the accompanying pricing supplement related to this offering and the accompanying prospectus supplement for a full description of risks.

Potential for Loss. The Notes are not principal protected. The maturity payment on the Notes will depend on the percentage change in the price of the Underlying Asset from the Pricing Date to the Valuation Date. If the Ending Price of the Underlying Asset is less than 90% of its Starting Price, you will lose 1% of the principal amount of your Notes for every 1% that the price of the Underlying Asset declines beyond 10% and the maturity payment you will receive will be less than your original investment in the Notes, thus your investment in the Notes will result in a loss. This will be true even if the price of the Underlying Asset exceeded its Starting Price at one or more times over the term of the Notes.

Appreciation is Limited. The maximum total return on the Notes will be limited to 18% to 22% (approximately 12.00% to 14.67% per annum on a simple interest basis) (to be determined on the Pricing Date) of the principal amount of the Notes. If the Ending Price of the Underlying Asset exceeds its Starting Price by more than 18.00% to 22.00% (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Asset and not subject to a maximum return or in the stocks included in the MSCI Emerging Markets Index, the index upon which the Underlying Asset is based (See the examples under “Hypothetical Maturity Payment Examples” below).

No Periodic Payments. You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the Underlying Asset or the stocks included in the MSCI Emerging Markets Index.

Citigroup Inc. Credit Risk, Credit Ratings and Credit Spreads. Investors in the Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc.’s credit risk is likely to adversely affect the market value of the Notes.

Volatility of the Price of the Underlying Asset. Historically, the price of the Underlying Asset has been volatile. From January 3, 2005 to January 14, 2010, the closing price of the Underlying Asset has been as low as $18.21 per share and as high as $55.63 per share.

Potential for a Lower Comparative Yield. Because you will not receive any periodic payments of interest or any other periodic payments on the Notes, if the Ending Price of the Underlying Asset does not increase sufficiently from its Starting Price, taking into account the Upside Participation Rate, the effective yield on the Notes may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

Exchange Listing and Secondary Market. The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes. Although Citigroup Global Markets Inc. intends to make a secondary market in the Notes, it is not obligated to do so.

The Resale Value of the Notes May Be Lower Than Your Initial Investment. Due to, among other things, changes in the prices of and dividend yields on the Underlying Asset or the stocks included in the MSCI Emerging Markets Index, interest rates, the earnings performance of the issuers of the stocks included in the MSCI Emerging Markets Index, other economic conditions, the inclusion of commissions and projected profit from hedging in the public offering price of the Notes and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade, if at all, at prices below their initial issue price of $10,000 per Note. You could receive substantially less than the amount of your initial investment if you sell your Notes prior to maturity.

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of the stocks included in the MSCI Emerging Markets Index or other instruments, such as options, swaps or futures, based upon the Underlying Asset or the stocks included in the MSCI Emerging Markets Index by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Relationship to the Underlying Asset. You will have no rights against the iShares® MSCI Emerging Markets Index Fund, the issuer of the Underlying Asset, or any issuer of any stock included in the MSCI Emerging Markets Index even though the market value of the Notes and the amount you will receive at maturity depend on the price of the Underlying Asset. Neither the iShares® MSCI Emerging Markets Index Fund nor any issuer of any stock included in the MSCI Emerging Markets Index is involved in the offering of the Notes and has any obligations relating to the Notes. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the Underlying Asset or any stock included in the MSCI Emerging Markets Index.

The Price of the Underlying Asset May Not Completely Track the Value of the MSCI Emerging Markets Index. Although the trading characteristics and valuations of the Underlying Asset will usually mirror the characteristics and valuations of the MSCI Emerging Markets Index, the price of the Underlying Asset may not completely track the value of the MSCI Emerging Markets Index. The price of the Underlying Asset will reflect transaction costs and fees that are not included in the calculation of the value of the MSCI Emerging Markets Index. Additionally, because the Underlying Asset does not represent all of the stocks underlying the MSCI Emerging Markets Index but only a representative sample of securities, which have a similar investment profile as the stocks underlying the MSCI Emerging Markets Index, the Underlying Asset will not fully replicate the performance of the MSCI Emerging Markets Index. See “Description of the iShares® MSCI Emerging Markets Index Fund” in the accompanying pricing supplement related to this offering.

The Trading Price of the Underlying Asset Will Be Affected by Conditions in a Foreign Securities Market. The stocks included in the MSCI Emerging Markets Index and that are generally tracked by the Underlying Asset have been issued by companies in foreign securities markets. Securities prices in foreign markets are subject to political, economic, financial and social factors that apply in those markets. Foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets. Cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets. There is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, certain of the exchanges on which the stocks included in the MSCI Emerging Markets Index are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that certain of the exchanges in the underlying jurisdictions might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the price of the Underlying Asset may be limited by price limitations on, or suspensions of trading of, individual stocks included in the Underlying Asset which may, in turn, adversely affect the Note Return Amount, the market value of the notes or result in the occurrence of a market disruption event.

Investments in or Related to Emerging Markets Are Subject to Greater Risks than those in More Developed Markets. The iShares® MSCI Emerging Markets Index Fund invests in foreign markets that are considered emerging markets. Investments in or related to emerging markets are subject to a greater risk of loss than those in more developed markets due to economic, political and social instability. Some emerging market countries have experienced currency devaluations and substantial rates of inflation as well as periods of economic recession that have had a negative effect on the economies and securities markets of such emerging countries. Economies in emerging market countries generally are heavily dependent on commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments to relative currency values, and may suffer from extreme and volatile debt burdens. These countries may be subject to other protectionist measures imposed or negotiated by the countries with which they trade. Some governments are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging market countries have periodically used forced to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging market countries. Unanticipated political or social developments may result in sudden and significant investment losses. Investing in emerging market countries involves a greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested by certain emerging market countries. In addition, some of these countries are located in parts of the world prone to natural disasters such as earthquakes, volcanoes or tsunamis. Any such event could have a large negative impact on their respective economies.

The Notes Are Subject to Currency Exchange Rate Risks. Because the closing price of the Underlying Asset generally reflects the U.S. dollar value of the securities included in the MSCI Emerging Markets Index, holders of the notes will be exposed to currency exchange rate risks with respect to relevant currencies in which most or all of the securities or underlying securities included in the MSCI Emerging Markets Index trade. An investor’s net exposure will depend on the extent to which relevant currencies strengthen or weaken against the U.S. dollar and the relative weight of each security. If, taking into account such weighting, the U.S. dollar strengthens against relevant currencies, the price of the Underlying Asset will be adversely affected and the amount you receive at maturity or the market value upon sale prior to maturity may be reduced.

The United States Federal Income Tax Consequences of the Notes Are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the Notes or instruments similar to the Notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the Notes are not certain. It is currently unclear in what manner Section 1260 of the Internal Revenue Code of 1986 would apply to recharacterize any gains realized in respect of the Notes. Although the matter is not clear, it is possible that a portion of long-term capital gains, if any, realized by you in respect of the Notes could be recharacterized as ordinary income and that the deemed underpayment of tax with respect to the deferral of such ordinary income could be subject to an interest charge. No ruling is being requested from the Internal Revenue Service with respect to the Notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in the accompanying pricing supplement related to this offering. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the Notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain United States Federal Income Tax Considerations” in the accompanying pricing supplement related to this offering, and that any such guidance could have retroactive effect.

Hypothetical Maturity Payment Examples

The examples and graph below show hypothetical maturity payments on the Notes for a range of Ending Prices of the Underlying Asset. The following examples and graph are for purposes of illustration only and would provide different results if different assumptions were applied. The value of the actual amount you receive in respect of the Notes at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Price, Ending Price, Upside Participation Rate and maximum total return. All of the hypothetical examples and the graph below are based on the following assumptions:

•	Issue Price: $10,000 per Note

•	Starting Price: 44.00

•	Annual dividend yield on iShares® MSCI Emerging Markets Index Fund: 1.50%

•	Upside Participation Rate: 200%

•	Buffer Value: 10%

•	Maturity: 1.5 years

•	Maximum Total Return: 20% (13.33% per annum on a simple interest basis)

Hypothetical Ending Price	Hypothetical Fund Percentage Change	Hypothetical Return on Underlying Asset(1)	Hypothetical Return on Notes(5)	Hypothetical Per Annum Return on Notes(3)	Hypothetical Note Return Amount	Hypothetical Maturity Payment per Note
$0.00	-100.00%	-97.75%	-90.00%	-60.00%	-$9,000.00	$1,000.00
$22.00	-50.00%	-47.75%	-40.00%	-26.67%	-$4,000.00	$6,000.00
$26.40	-40.00%	-37.75%	-30.00%	-20.00%	-$3,000.00	$7,000.00
$30.80	-30.00%	-27.75%	-20.00%	-13.33%	-$2,000.00	$8,000.00
$35.20	-20.00%	-17.75%	-10.00%	-6.67%	-$1,000.00	$9,000.00
$36.30	-17.50%	-15.25%	-7.50%	-5.00%	-$750.00	$9,250.00
$37.40	-15.00%	-12.75%	-5.00%	-3.33%	-$500.00	$9,500.00
$38.50	-12.50%	-10.25%	-2.50%	-1.67%	-$250.00	$9,750.00
$39.60	-10.00%	-7.75%	0.00%	0.00%	$0.00	$10,000.00
$40.70	-7.50%	-5.25%	0.00%	0.00%	$0.00	$10,000.00
$41.80	-5.00%	-2.75%	0.00%	0.00%	$0.00	$10,000.00
$42.90	-2.50%	-0.25%	0.00%	0.00%	$0.00	$10,000.00
$44.00	0.00%	2.25%	0.00%	0.00%	$0.00	$10,000.00
$45.10	2.50%	4.75%	5.00%	3.33%	$500.00	$10,500.00
$46.20	5.00%	7.25%	10.00%	6.67%	$1,000.00	$11,000.00
$47.30	7.50%	9.75%	15.00%	10.00%	$1,500.00	$11,500.00
$48.40	10.00%	12.25%	20.00%	13.33%	$2,000.00	$12,000.00
$49.50	12.50%	14.75%	20.00%	13.33%	$2,000.00	$12,000.00
$50.60	15.00%	17.25%	20.00%	13.33%	$2,000.00	$12,000.00
$51.70	17.50%	19.75%	20.00%	13.33%	$2,000.00	$12,000.00
$52.80	20.00%	22.25%	20.00%	13.33%	$2,000.00	$12,000.00
$57.20	30.00%	32.25%	20.00%	13.33%	$2,000.00	$12,000.00
$61.60	40.00%	42.25%	20.00%	13.33%	$2,000.00	$12,000.00
$66.00	50.00%	52.25%	20.00%	13.33%	$2,000.00	$12,000.00
$88.00	100.00%	102.25%	20.00%	13.33%	$2,000.00	$12,000.00

(1)	Assumes dividend yield on the Underlying Asset is not compounded annually and not re-invested.
(2)	The percentage return for the entire term of the Notes limited to the hypothetical 20% maximum total return.
(3)	Calculated on a simple interest basis.

Hypothetical Maturity Payments Graph

HISTORICAL DATA ON THE ISHARES® MSCI EMERGING MARKETS INDEX FUND SHARES

The shares of the iShares® MSCI Emerging Markets Index Fund, the Underlying Asset, are listed under the symbol “EEM” on NYSE Arca. The following table sets forth, for each of the monthly periods indicated, the high and the low closing prices of the Underlying Asset for each month in the period from January 2005 through January 2010, as reported by NYSE Arca. Any historical upward or downward trend in the closing prices of the Underlying Asset during any period set forth below is not an indication that the price of the Underlying Asset is more or less likely to increase or decrease at any time during the term of the Notes.

	2005		2006		2007		2008		2009		2010
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	22.32	21.23	33.58	30.42	38.68	36.07	50.35	43.89	27.08	21.48	43.22*	42.40*
February	24.54	22.48	33.58	31.51	39.52	35.96	49.05	43.29	24.92	20.96
March	24.65	21.77	33.24	30.91	39.00	35.02	46.69	42.15	26.38	19.93
April	23.26	21.66	35.60	33.38	41.41	39.12	49.12	46.35	28.64	25.64
May	23.20	22.15	37.02	30.73	42.40	40.43	51.69	48.79	33.25	29.09
June	24.36	23.19	32.14	27.33	44.41	41.20	50.04	44.42	34.63	30.56
July	25.72	23.93	32.32	29.19	47.94	43.66	44.42	41.80	35.71	30.74
August	26.74	25.28	33.05	31.52	45.08	39.49	42.45	39.14	37.09	34.31
September	28.32	26.39	33.13	31.32	50.10	44.02	38.83	31.32	39.28	34.63
October	28.48	25.06	34.56	31.79	55.63	50.19	33.89	19.22	41.54	37.55
November	28.38	26.95	36.66	34.19	54.00	47.26	27.57	18.21	42.06	38.09
December	29.82	28.71	38.14	36.44	53.97	47.82	26.39	20.68	41.83	40.23

* Through January 14, 2010.

On January 14, 2010, the closing price of the Underlying Asset was $42.42.

Holders of Notes will not be entitled to any rights with respect to the Underlying Asset (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof).

According to iShares, Inc.’s Semi-Annual Report to Shareholders on Form N-CSR for the fiscal year ended August 31, 2009, on August 31, 2009, the Underlying Asset comprised 853,200,000 shares outstanding.

Historical Graph

The following graph illustrates the historical performance of the Underlying Asset based on the daily closing prices as reported by NYSE Arca, from January 3, 2005 through January 14, 2010. Past prices of the iShares® MSCI Emerging Markets Index Fund shares are not indicative of future closing prices.

Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $         principal amount of Notes (         Notes) at $9,860 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers at the public offering price less a concession of up to $140 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of up to $140 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Registered Representatives of Citigroup Global Markets a sales commission of up to $140 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the MSCI Emerging Markets Index

If the shares of the iShares® MSCI Emerging Markets Index Fund are delisted, or trading in such shares is suspended, the Calculation Agent may select successor or substitute securities that the Calculation Agent determines in its sole discretion to be comparable to the relevant shares and the price of such successor or substitute securities will be substituted for all purposes. If the iShares® MSCI Emerging Markets Index Fund is liquidated or otherwise terminated, the closing price of the iShares® MSCI Emerging Markets Index Fund shares will be determined by the Calculation Agent by reference to the MSCI Emerging Markets Index. Also, the Starting Price of the shares of the iShares® MSCI Emerging Markets Index Fund is subject to adjustment for a number of actions that modify the capital structure of the iShares® MSCI Emerging Markets Index Fund. Please refer to “Delisting or Suspension of Trading in the Underlying Fund Shares; Termination of the MSCI Emerging Markets Index,” “Alteration of Method of Calculation” and “Dilution Adjustments” in the accompanying pricing supplement related to this offering for further information.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Markets, affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the accompanying pricing supplement related to this offering for more information.

License Agreement

iShares is a registered mark of Barclays Global Investors, N.A. (“BGI”). BGI has licensed certain trademarks and trade names of BGI to Citigroup Global Markets Inc. and its affiliates. The Notes are not sponsored, endorsed, sold, or promoted by BGI. BGI makes no representations or warranties to the owners of the Notes or any member of the public regarding the advisability of investing in the Notes. BGI has no obligation or liability in connection with the operation, marketing, trading or sale of the Notes.

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